                                          This Prospectus Supplement,
                                          filed pursuant to Rule 424(b)(5),
                                          relates to Registration Statement
                                          No. 33-58139 and Prospectus dated
                                          January 18, 1996

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 18, 1996

                                 $250,000,000
                        SEARS ROEBUCK ACCEPTANCE CORP.

                       6 1/8% NOTES DUE JANUARY 15, 2006

                               ----------------

  Interest on the Notes is payable on July 15 and January 15 of each year, commencing on July 15, 1996. The Notes are not redeemable prior to maturity. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

                               ----------------

                                            INITIAL
                                             PRICE                  PROCEEDS TO
                                           TO PUBLIC   UNDERWRITING   COMPANY
                                              (1)      DISCOUNT (2)    (1)(3)
                                          ------------ ------------ ------------
Per Note.................................   99.637%       .625%       99.012%
Total.................................... $249,092,500  $1,562,500  $247,530,000

--------
(1) Plus accrued interest, if any, from January 23, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deduction of expenses payable by the Company, estimated to be $137,500.

                               ----------------

  The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about January 23, 1996 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

            MERRILL LYNCH & CO.

                         J.P. MORGAN SECURITIES INC.

                                     MORGAN STANLEY & CO.
                                             INCORPORATED
                                                  SALOMON BROTHERS INC

                               ----------------

          The date of this Prospectus Supplement is January 18, 1996.

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Financial Information............................................... S-3
Description of Notes....................................................... S-4
Underwriting............................................................... S-4
Legal Opinions............................................................. S-5

                                  PROSPECTUS

Available Information......................................................   3
Reports to Holders of Debt Securities......................................   3
Incorporation of Certain Documents by Reference............................   3
Sears Roebuck Acceptance Corp..............................................   4
Use of Proceeds............................................................   4
Summary Financial Information..............................................   5
Ratio of Earnings to Fixed Charges.........................................   6
Description of Debt Securities.............................................   6
Plan of Distribution.......................................................   9
Legal Opinion..............................................................  10
Experts....................................................................  10

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         RECENT FINANCIAL INFORMATION

  The following table sets forth certain summary financial information of Sears Roebuck Acceptance Corp. (the "Company") for the three- and nine-month periods ended September 30, 1995 and 1994. The summary information is unaudited, but in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of operations of the Company have been included. The operating results for the three- and nine-month periods ended September 30, 1995 are not necessarily indicative of results to be expected for the full year. The summary information should be read in conjunction with the financial statements incorporated in the Prospectus by reference.

                                               THREE MONTHS
                                                  ENDED     NINE MONTHS ENDED
                                               SEPTEMBER 30   SEPTEMBER 30
                                               (UNAUDITED)     (UNAUDITED)
                                               ------------ ------------------
                                                1995  1994    1995      1994
                                               ------ ----- --------  --------
                                                   (DOLLARS IN MILLIONS)
Operating Results
Total revenues................................ $131.5 $76.3 $  362.0  $  184.5
Expenses
  Interest and related expenses...............  103.6  55.0    287.1     140.5
  Total Expenses..............................  104.2  55.8    288.9     142.6
Income taxes..................................    9.6   7.4     25.6      15.1
Net Income....................................   17.7  13.1     47.5      26.8
Financial Position
Assets
  Notes of Sears..............................              $7,981.5  $5,771.1
  Customer receivables balances purchased from
   Sears......................................                  85.5      70.7
  Total assets................................               8,311.7   6,254.8
Liabilities
  Debt payable within one year
    Commercial paper..........................               4,974.7   4,223.7
    Agreements with bank trust departments....                 185.2     111.1
  Debentures and notes........................               1,908.9     745.0
  Total liabilities...........................               7,086.5   5,090.5
Sears, Roebuck and Co. investment in SRAC
  Capital stock (including capital in excess
   of par value)..............................                  35.0      35.0
  Retained income.............................               1,190.2   1,129.3
Debt as percentage of equity..................                   578%      437%
Other Pertinent Data
Contractual Credit Facilities (quarter-end)...               5,712.0   4,700.0

  During the third quarter of 1995, the Company's revenues increased 72.0% to $131.5 million from $76.3 million in the comparable 1994 period. For the first nine months of 1995, revenues were up 96% to $362.0 million from $184.5 million for the comparable period in 1994. The increase in revenue is attributable to both the increase in short-term interest rates and the Company's higher average earning assets as a result of Sears, Roebuck and Co.'s ("Sears") increased funding requirements. In the third quarter of 1995, the average rate on earning assets was 6.61% compared to 5.63% in the comparable 1994 period. In the first nine months of 1995, the average rate on earning assets was 6.59% compared to 4.94% in 1994. The Company's average assets were $2.5 billion higher in the third quarter and $2.3 billion higher in the first nine months of 1995 when compared to the same periods in 1994.

  The Company's interest and related expenses increased 88% to $103.6 million from $55.0 million and 104% to $287.1 million from $140.5 million for the third quarter and first nine months of 1995, respectively, as compared to the corresponding 1994 periods. The Company's cost of short-term funds averaged 6.0% in the third quarter and 6.13% in the first nine months of 1995 compared to 4.68% and 4.15% for the same periods in 1994. The Company's short-term borrowings averaged $5.2 billion and $5.0 billion for the third quarter and first nine months of 1995, a 30% and 47% increase from the 1994 levels of $4.0 billion and $3.4 billion.

  The Company's net income of $17.7 million and $47.5 million for the third quarter and first nine months of 1995, respectively, reflects increases of 35% and 77% from the comparable 1994 period amounts of $13.1 million and $26.8 million.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

  The Notes are to be issued under an Indenture, dated as of May 15, 1995, between the Company and The Chase Manhattan Bank, N.A., as Trustee.

  The Notes will mature on January 15, 2006 and will be limited in aggregate principal amount to $250,000,000. The Notes will be issued in fully registered form only, in denominations of $1,000 and integral multiples thereof. Each Note will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from January 23, 1996, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on July 15 and January 15 of each year, commencing July 15, 1996, to the person in whose name the Note is registered at the close of business on the July 1 or January 1, respectively, next preceding such Interest Payment Date.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase from the Company the respective principal amounts of Notes set forth opposite their names in the table below:

                                                                     PRINCIPAL
                                                                     AMOUNT OF
      UNDERWRITER                                                      NOTES
      -----------                                                   ------------
      Goldman, Sachs & Co..........................................  $50,000,000
      Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated.....................................   50,000,000
      J.P. Morgan Securities Inc...................................   50,000,000
      Morgan Stanley & Co. Incorporated............................   50,000,000
      Salomon Brothers Inc.........................................   50,000,000
                                                                    ------------
          Total.................................................... $250,000,000
                                                                    ============

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

  The Company has been advised by the Underwriters that they propose to offer part of the Notes directly to the public at the public offering price and on the terms set forth on the cover page of this

Prospectus Supplement and part to certain dealers at a price that represents a concession not in excess of .375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

  In the ordinary course of business, the Underwriters and their affiliates have engaged and may engage in the future in transactions with the Company and its affiliates.

                                LEGAL OPINIONS

  The legality of the Notes is being passed upon for the Company by Robert J. Pence, Senior Counsel, Corporate Law, of Sears. At December 31, 1995, Mr. Pence owned 818 Sears common shares, including shares credited to his account in The Savings and Profit Sharing Fund of Sears Employees as of November 30, 1995, and had options granted under Sears employee stock plans relating to 3,520 Sears common shares. The legality of the Notes is being passed upon for the Underwriters by Wachtell, Lipton, Rosen & Katz. Wachtell, Lipton, Rosen & Katz from time to time performs legal services for Sears.

                        SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                               ----------------

  Sears Roebuck Acceptance Corp. ("SRAC") from time to time may offer up to $3,000,000,000 aggregate initial offering price of its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"). If so provided in the accompanying Prospectus Supplement, the Debt Securities of any series may be represented in whole or in part by one or more Global Securities ("Global Securities") registered in the name of a depository's nominee and, if so represented, beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the depository and its participants. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. It is anticipated that SRAC will sell Debt Securities directly to institutional investors and may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. See "Plan of Distribution." The accompanying Prospectus Supplement or Prospectus Supplements (the "Prospectus Supplement") sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

  The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of SRAC or the Holder, terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, deferred pricing arrangements, if any, and the other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement.

  As used herein, Debt Securities shall include securities denominated in U.S. dollars or, at the option of SRAC if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 18, 1996

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Reports to Holders of Debt Securities......................................   3
Incorporation of Certain Documents by Reference............................   3
Sears Roebuck Acceptance Corp..............................................   4
Use of Proceeds............................................................   4
Summary Financial Information..............................................   5
Ratio of Earnings to Fixed Charges.........................................   6
Description of Debt Securities.............................................   6
Plan of Distribution.......................................................   9
Legal Opinion..............................................................  10
Experts....................................................................  10

                             AVAILABLE INFORMATION

  SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Sears also files proxy statements with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission in Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60606; and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning Sears can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

  Additional information regarding SRAC, Sears and the Debt Securities is contained in the Registration Statement and the exhibits relating thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Act"). For further information pertaining to SRAC, Sears and the Debt Securities, reference is made to the Registration Statement, and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

  Holders of Debt Securities will receive annual reports containing information, including financial information that has been audited and reported on by independent public accountants, about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Annual Reports on Form 10-K for the year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1995 and April 1, July 1 and September 30, 1995, respectively, filed by SRAC and Sears, and the Current Reports on Form 8-K for January 17, February 7, April 20, April 25, May 15, June 1, June 20 and November 8, 1995 filed by Sears and for June 8 and November 4, 1995 filed by SRAC with the Commission pursuant to Section 13 of the Exchange Act, are incorporated in and made part of this Prospectus by reference. Pursuant to Rule 412 promulgated by the Commission pursuant to the Act, the information incorporated by reference in Sears Annual Report on Form 10-K for the fiscal year ended December 31, 1994 under Items 6 (Selected Financial Data), 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and 8 (Financial Statements and Supplementary Data) has been superseded by the restated financial information included in Sears Current Report on Form 8-K for May 15, 1995 reflecting Sears Allstate Insurance Group as discontinued operations.

  All documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  SRAC WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO SEARS ROEBUCK ACCEPTANCE CORP., 3711 KENNETT PIKE, GREENVILLE, DELAWARE 19807, ATTENTION: VICE PRESIDENT, FINANCE (302/888-3100).

                        SEARS ROEBUCK ACCEPTANCE CORP.

  SRAC is a wholly-owned subsidiary of Sears and was incorporated in 1956 under the laws of Delaware. Its general offices are located at 3711 Kennett Pike, Greenville Delaware 19807 (302/888-3100). SRAC raises funds primarily from the direct placement of commercial paper with corporate and institutional investors and through intermediate-term loans, discrete underwritten debt and medium-term notes. SRAC uses borrowing proceeds to acquire short-term notes of Sears and purchase outstanding customer receivable balances from Sears. Sears, which is a multi-line retailer that conducts Domestic and International merchandising operations, uses the funds obtained from SRAC for general funding purposes. SRAC, and not Sears, will be the sole obligor on the Debt Securities.

  SRAC's income is derived primarily from the earnings on its investment in the notes and receivable balances of Sears. The interest rate on Sears notes is presently calculated so that SRAC maintains an earnings to fixed charge ratio of at least 1.25 times. The yield on the investment in Sears notes is related to SRAC's borrowing costs and, as a result, SRAC's earnings fluctuate in response to movements in interest rates and changes in Sears short-term borrowing requirements. Subject to the provisions of the Indenture relating to the Debt Securities, SRAC will be required to maintain a ratio of earnings to fixed charges (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) of not less than 1.10 for any fiscal quarter and cause Sears to maintain ownership of all voting stock of SRAC as long as any Debt Securities are outstanding, and Sears has agreed to pay SRAC such amounts as may be necessary for such purpose and to maintain such ownership. See "Description of Debt Securities."

  At December 31, 1995, SRAC had eleven employees.

                                USE OF PROCEEDS

  The net proceeds to be received by SRAC from the sale of the Debt Securities offered hereby will be added to its general funds and initially used to reduce short-term indebtedness. As indicated under "Sears Roebuck Acceptance Corp.," SRAC's principal business is the purchase of short-term notes of Sears; also, on occasion, SRAC purchases customer receivable balances from Sears Domestic credit operations. SRAC expects to incur additional indebtedness, but the amount and nature thereof have not yet been determined and will depend on economic conditions and certain capital requirements of Sears. It is anticipated that Sears and its subsidiaries will continue their practice of short-term borrowing and will, from time to time, incur additional long-term debt and engage in securitization programs in which credit card receivables are sold in public or private transactions. Sears also may, from time to time, issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

  The following table sets forth certain summary financial information of SRAC for the five years ended December 31, 1994. The summary information should be read in conjunction with the financial statements of SRAC and the notes thereto incorporated herein by reference.

                              1994      1993      1992       1991       1990
                            --------  --------  ---------  ---------  ---------
                                         (DOLLARS IN MILLIONS)
Operating Results
Total revenues............  $  282.7  $  337.5  $   696.5  $ 1,100.8  $ 1,347.4
Expenses
  Interest and related
   expenses...............     218.5     236.1      482.8      825.9    1,072.1
  Total Expenses..........     220.4     276.7      532.3      894.1    1,077.2
Income taxes..............      22.1      21.3       56.1       70.3       91.8
Net income................      40.2      39.5      108.1      136.4      178.4
Financial Position
Assets
  Notes of Sears..........  $6,842.5  $3,403.9  $10,493.6  $12,214.5  $14,578.2
  Customer receivable
   balances purchased from
   Sears..................      81.5      88.0      963.4    1,042.8        --
  Total assets............   7,031.2   4,145.8   12,415.2   14,676.2   15,373.3
Liabilities
  Debt payable within one
   year
    Commercial paper......  $4,912.9  $2,475.0  $ 8,515.3  $10,205.8  $10,331.0
    Agreements with bank
     trust departments....      87.4     139.8      397.9      510.1      571.9
  Debentures and notes....     845.0       --         --       204.0      925.0
  Loan agreements with
   SOFNV..................       --      379.8      332.1      683.2      590.7
  Total liabilities.......   5,853.5   3,008.3    9,287.0   11,656.1   12,489.6
Sears, Roebuck and Co.
 investment in SRAC
  Capital stock (including
   capital in excess of
   par value).............      35.0      35.0      365.2      365.2      365.2
  Retained income.........   1,142.7   1,102.5    2,763.0    2,654.9    2,518.5
Debt as percentage of
 equity...................       496%      263%       296%       384%       431%
Other Pertinent Data
Commercial paper
  Average daily
   outstandings...........  $  3,615  $  3,812  $   9,328  $  10,543  $  10,340
Agreements with bank trust
 departments
  Average daily
   outstandings...........       124       402        747        643        848
Contractual Credit
 Facilities (year-end)....     5,132     4,200     10,812     11,801     10,775

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for SRAC for each of the years ended December 31, 1994, 1993, 1992, 1991 and 1990 was 1.29, 1.26, 1.34, 1.25 and
1.25, respectively, and for the nine-month period ended September 30, 1995 was
1.26. Earnings consist of net income plus fixed charges and income taxes. Fixed charges consist of interest costs and amortization of debt discount and expense; rental expense is insignificant with no effect on the calculation. The interest rate paid by Sears to SRAC on its investment in Sears notes is presently calculated to produce earnings sufficient to cover SRAC's fixed charges at least 1.25 times.

  The ratio of income to fixed charges for Sears and its consolidated subsidiaries for each of the years ended December 31, 1994, 1993, 1991 and 1990 was 2.06, 1.66, 1.16 and 0.96, respectively, and for the nine- and twelve-month periods ended September 30, 1995 was 1.84 and 2.08, respectively. For the year ended December 31, 1992, earnings did not cover fixed charges by $2,869 million. In the computation of the ratio of income to fixed charges for Sears and its consolidated subsidiaries, income consists of income from continuing operations less undistributed net income of unconsolidated subsidiaries plus fixed charges (excluding capitalized interest) and federal and state income taxes. Fixed charges consist of interest costs plus the portion of operating lease rentals which is estimated to represent the interest element in such rentals.

                        DESCRIPTION OF DEBT SECURITIES

  The following descriptions of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities are to be issued under one of the Indentures (each, an "Indenture") referred to in the following sentence, a copy of the form of which has been filed as an exhibit to the Registration Statement. SRAC has entered into an Indenture with The Chase Manhattan Bank, N.A., as Trustee, and may enter into Indentures with one or more other Trustees eligible to act as Trustee under an Indenture pursuant to the Trust Indenture Act of 1939, as amended (each, a "Trustee"). The particular Indenture under which any series of Debt Securities is to be issued, and the identity of the Trustee under such Indenture, will be identified in the Prospectus Supplement relating to such series of Debt Securities. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference.

GENERAL

  The Debt Securities will be unsecured obligations of SRAC.

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities;
(ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (vii) the date or dates, if any, after or on which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption, conversion or exchange provisions, be redeemed, converted or exchanged at the option of SRAC or of the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (viii) any subordination provisions; (ix) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by SRAC, and the other detailed terms and provisions of such sinking fund; (x) if other than the principal amount thereof, the amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the terms of any warrants attached to the Offered Debt Securities; (xii) the currency or currencies, including European Currency Units or other composite currencies, in which Offered Debt Securities may be purchased and in which principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (xiii) any index used to determine the amount of payments of principal, premium, if any, and interest, if any, on the Offered Debt Securities; (xiv) whether the Offered Debt Securities are issuable in whole or in part as one or more Global Securities and, in such case, the name of the Depository for such Global Security or Global Securities; (xv) the place or places, if other than as set forth in the Indenture, where the principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; and (xvi) any other terms relating to the Offered Debt Securities not inconsistent with the Indenture but which may modify or delete any provision of the Indenture insofar as it applies to such series; provided that no term thereof shall be modified or deleted if imposed under the Trust Indenture Act and that any modification or deletion of the rights, duties or immunities of the Trustee shall have been consented to in writing by the Trustee.

  Principal, premium, if any, and interest, if any, will be payable, and the Debt Securities (other than Debt Securities represented by Global Securities) will be transferable, at the office or agency of SRAC maintained for such purposes in the Borough of Manhattan of The City of New York, and at such other places, if any, in the city in which the principal executive offices of SRAC or the city in which the principal corporate trust office of the Trustee are located, as SRAC may designate, which, except as otherwise specified in the Prospectus Supplement relating to a particular series of Offered Debt Securities, will initially include the principal corporate trust office of the Trustee in the Borough of Manhattan of The City of New York and the principal executive offices of SRAC in Greenville, Delaware. Unless other arrangements are made, interest on the Debt Securities (other than Debt Securities represented by Global Securities) will be paid by checks mailed to the Holders at their registered addresses. (Sections 1.1, 2.5, 3.1, 3.2) Information with respect to payment of principal, premium, if any, and interest, if any, on, and transfers of beneficial interests in, Debt Securities represented by Global Securities will be set forth in the Prospectus Supplement relating thereto.

  If the principal, premium, if any, and interest, if any, will be payable in a currency other than U.S. dollars, including European Currency Units or another composite currency, and such currency is not available for payment due to the imposition of exchange controls or other circumstances beyond the control of SRAC, SRAC shall satisfy its payment obligations in U.S. dollars on the basis of the Market Exchange Rate for such currency on the latest date for which such rate was established on or before the date on which payment is due. (Section 2.12)

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but SRAC may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.2, 2.5)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of a default and the continuation thereof. (Sections 1.1, 6.1)

CERTAIN RESTRICTIONS

  The Indenture provides that SRAC will maintain a Fixed Charge Coverage Ratio for any fiscal quarter of not less than 1.10 and that SRAC will cause Sears to maintain ownership of all the voting stock of SRAC. "Fixed Charge Coverage Ratio" means SRAC's ratio of earnings to fixed charges determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the Indenture. Pursuant to a letter agreement between SRAC and Sears (the "Fixed Charge Coverage and Ownership Agreement"), Sears has agreed, for the benefit of holders of outstanding Debt Securities, that,
(i) as long as SRAC is so required to maintain such Fixed Charge Coverage Ratio, Sears will pay SRAC such amounts which, together with any other earnings available therefore, are sufficient for SRAC to maintain such Fixed Charge Coverage Ratio and (ii) as long as SRAC is so required to cause Sears to maintain ownership of SRAC, Sears will maintain such ownership. The Indenture provides that SRAC (i) will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the Fixed Charge Coverage and Ownership Agreement and (ii) will not amend, waive, terminate or otherwise modify any provision of the Fixed Charge Coverage and Ownership Agreement. (Sections 1.1, 3.6)

DEFAULTS

  The following are defaults with respect to any series of Debt Securities:
(a) failure to pay the principal amount (and premium, if any) on such series when due and payable; (b) failure to pay any interest on such series when due, continued for 30 days (unless the entire amount of such payment is deposited by SRAC with the Trustee or with a paying agent prior to the expiration of 30 days); (c) failure to perform any other covenant of SRAC in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series), continued for 60 days after written notice; (d) acceleration of $100,000,000 or more in principal amount of indebtedness for borrowed money of SRAC (including acceleration with respect to Debt Securities other than that series) or Sears under the terms of the instrument under which such indebtedness is issued or secured (including the Indenture), if such indebtedness shall not have been discharged or such acceleration is not annulled within 30 days after written notice or prior to the time principal owed on the outstanding Debt Securities of that series shall be declared due and payable, except as a result of compliance with applicable laws, orders or decrees; and (e) certain events of bankruptcy, insolvency, or reorganization. In addition, a particular series of Debt Securities may provide for additional events of default, as may be described in the Prospectus Supplement. If a default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) due and payable immediately, which declaration may, in certain instances, be annulled by the Holders of a majority of the principal amount of outstanding Debt Securities of that series. In the case of such declaration, there would become due and payable such principal amount plus any accrued interest or other periodic payments. (Section 6.1)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder previously shall have given to the Trustee written notice of a default and unless also the Holders of a majority of the principal amount of outstanding Debt Securities of that series shall have made written request upon the Trustee, offering reasonable indemnity, to institute such proceeding as Trustee, and the Trustee shall have neglected or refused to institute such proceeding within a reasonable time. However, the right of any Holder of any Debt Security of that series to enforce the payment of principal and interest on such Debt Security, on or after the due dates expressed in such Debt Security, may not be impaired or affected. (Section 6.7)

  SRAC is required to furnish annually to the Trustee statements as to the performance or fulfillment of its covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 3.4)

MODIFICATION OR AMENDMENT OF THE INDENTURE

  Modifications and alterations of the Indenture may be made by SRAC with the consent of the Holders of a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification or alteration, provided that no such change shall be made without the consent of the Holders of each Debt Security then outstanding affected thereby which will
(a)
permit the extension of the time of payment of any payment on any such Debt Security, or a reduction in any such payment or (b) reduce the above-stated percentage of Holders of any series of Debt Securities whose consent is required to modify or alter the Indenture. (Article XI)

DEFEASANCE

  Unless otherwise provided for in the accompanying Prospectus Supplement, SRAC may discharge the Indenture with respect to Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace mutilated, destroyed, lost and stolen Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee or a paying agent, in trust, of (1) money in an amount sufficient, or (2) U.S. Government Obligations (if the Debt Securities are denominated in U.S. dollars) or Eligible Obligations (if the Debt Securities are denominated in a Foreign Currency) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient, or (3) any combination thereof in an amount sufficient, to pay the principal, premium, if any, and each installment of interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, SRAC has received a ruling from the Internal Revenue Service or an opinion of recognized counsel who is not an employee of SRAC, in either case to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. Notwithstanding such deposit, the obligations of SRAC under the Indenture to pay interest and principal shall remain in full force and effect until the Debt Securities of such series have been paid in full. (Section 13.4)

  If and when a ruling from the Internal Revenue Service or an opinion of recognized counsel can be provided without reliance upon the continuation of SRAC's obligations regarding the payment of interest and principal, then such obligations of SRAC shall cease upon delivery to the Trustee of such ruling or opinion and compliance with the other conditions precedent provided for in the Indenture. Under present ruling positions of the Internal Revenue Service, such a ruling is not obtainable. (Section 13.4)

REGARDING THE TRUSTEE

  The Chase Manhattan Bank, N.A., which is a Trustee under an Indenture, performs other services for SRAC.

                             PLAN OF DISTRIBUTION

  General. SRAC may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. It is anticipated that SRAC will offer Debt Securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations, trust companies or similar institutions, and trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or authorized to make investment decisions.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Debt Securities.

  In connection with the sale of Debt Securities, underwriters may receive compensation from SRAC or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt

Securities by them may be deemed to be underwriting discounts and commissions, under the Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by SRAC, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by SRAC against certain liabilities, including liabilities under the Act.

  Delayed Delivery Arrangements. If so indicated in the Prospectus Supplement, SRAC will authorize dealers or other persons acting as SRAC agents to solicit offers by certain institutions to purchase Debt Securities from SRAC pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by SRAC. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Offered Debt Securities are also being sold to underwriters, SRAC shall have sold to such underwriters the Offered Debt Securities not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

  Deferred Pricing Arrangements. The Prospectus Supplement relating to an issue of Debt Securities will disclose any deferred pricing arrangement between SRAC and any entity acting as an underwriter which would permit SRAC to determine its ultimate cost of funds pertaining to such Debt Securities at a later date through certain transactions indexed to U.S. Treasury securities. Any such arrangement would be made pursuant to a deferred pricing agreement signed simultaneously with the pricing agreement which supplements the underwriting agreement. The deferred pricing agreement would contain the formula used to determine any post-closing purchase price adjustments.

                                 LEGAL OPINION

  The legality of the Debt Securities is being passed upon for SRAC by Robert
J. Pence, Senior Counsel, Corporate Law, of Sears. At December 31, 1995, Mr. Pence owned 818 Sears common shares, including shares credited to his account in The Savings and Profit Sharing Fund of Sears Employees as of November 30, 1995, and had options granted under the Sears employees stock plans relating to 3,520 shares.

                                    EXPERTS

  The financial statements and Summary Financial Information incorporated by reference and included in this prospectus, respectively, have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their reports incorporated by reference herein (which reports express unqualified opinions and, with respect to Sears and consolidated subsidiaries, includes an explanatory paragraph referring to Sears and consolidated subsidiaries changing its method of accounting for postretirement benefits in
1992), and with respect to the Summary Financial Information has been included as Exhibit 99 to the Registration Statement. Such financial statements and Summary Financial Information have been incorporated by reference and included herein, respectively, in the Registration Statement in reliance upon the reports of such firm and given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for the quarters ended April 1, July 1 and September 30, 1995 for Sears and March 31, June 30 and September 30, 1995 for SRAC and incorporated by reference herein, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        SEARS ROEBUCK ACCEPTANCE CORP.

                                 $250,000,000

                       6 1/8% NOTES DUE JANUARY 15, 2006

                                  -----------

                             PROSPECTUS SUPPLEMENT
                                  -----------

                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                          J.P. MORGAN SECURITIES INC.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                             SALOMON BROTHERS INC

                               JANUARY 18, 1996